SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549


                                                     FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the year ended September 30, 1993

                               OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _________ to_______ Commission file number ___________



                BANCFLORIDA FINANCIAL CORPORATION
                      EMPLOYEE THRIFT PLAN
                    (Full title of the plan)



                BANCFLORIDA FINANCIAL CORPORATION
(Name of the issuer of the securities held pursuant to the plan)



                   5801 Pelican Bay Boulevard
                      Naples, Florida 33863
             (Address of principal executive office)

PAGE

(KPMG Peat Marwick logo)

                   BANCFLORIDA FINANCIAL CORPORATION
                        EMPLOYEE THRIFT PLAN

                   Financial Statements and Schedules

                      September 30, 1993 and 1992

               With Independent Auditors' Report Thereon

                   BANCFLORIDA FINANCIAL CORPORATION
                         EMPLOYEE THRIFT PLAN


                          Table of Contents




Independent Auditors' Report

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

                                                  Schedule
Reportable Transactions                               1
Assets Held for Investment                            2

(KPMG Peat Marwick logo)
      Certified Public Accountants
      100 North Tampa Street, Suite 2400
      Tampa, FL 33602

                     Independent Auditors' Report
                         _________________


The Trustees
BancFlorida Financial Corporation
 Employee Thrift Plan:


We have audited the accompanying statements of net assets available for benefits of BancFlorida Financial Corporation Employee Thrift Plan as of September 30, 1993 and 1992, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended September 30, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of BancFlorida Financial Corporation Employee Thrift Plan at
September 30, 1993 and 1992, and the changes in net assets available for benefits for each of the years in the three-year period ended
September 30, 1993, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of reportable transactions and assets held for investment are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


(Signature of KPMG Peat Marwick)
/s/ KPMG Peat Marwick

Tampa, Florida
March 10, 1994

Member Firm of
Klynveld Peat Marwick Goerdeler

                                BANCFLORIDA FINANCIAL CORPORATION
                                      EMPLOYEE THRIFT PLAN

                         Statements of Net Assets Available for Benefits

                                  September 30, 1993 and 1992


                                                                                 1993
                                                        Short-      Common         Growth/    Intermediate
                                                         Term        Stock          Value         Bond
                                                         Fund         Fund           Fund         Fund              Total
Short-term investments (note 4)                     $ 1,055,256      10,986         534,290      227,746        1,828,278
Interest receivable                                       2,790          30              25            9            2,854
Sponsor's contribution receivable                       102,624      97,418         133,159       53,123          386,324
Investments in securities at fair value determined
 by quoted market prices -
  Common stock of BancFlorida Financial
   Corporation, 163,446 and 174,758
   shares (cost of $1,590,285 and
   $1,652,540) at September 30,
   1993 and 1992, respectively                           --       3,554,951             --           --         3,554,951
    Net assets available for benefits               $ 1,160,670   3,663,385          667,474     280,878        5,772,407


Net assets available for plan benefits:
 Non-active participants                            $    41,674     193,162            9,870       9,525          254,231
 Active participants                                  1,118,996   3,470,223          657,604     271,353        5,518,176
    Net assets available for benefits               $ 1,160,670   3,663,385          667,474     280,878        5,772,407


See accompanying notes to financial statements.


                                                                                       1992
                                                           Short-        Common       Growth/     Intermediate
                                                            Term          Stock        Value          Bond
                                                            Fund          Fund         Fund           Fund           Total
                                                        1,167,514        11,503        38,370       17,350       1,234,737
                                                            3,410            22             5            2           3,439
                                                          157,586        52,798        63,724       28,365         302,473
                                                              --      1,507,288           --            --       1,507,288
                                                        1,328,510     1,571,611       102,099       45,717       3,047,937


                                                           39,911       118,156           405           65         158,537
                                                        1,288,599     1,453,455       101,694       45,652       2,889,400
                                                        1,328,510     1,571,611       102,099       45,717       3,047,937


                                BANCFLORIDA FINANCIAL CORPORATION
                                      EMPLOYEE THRIFT PLAN

                    Statements of Changes in Net Assets Available for Benefits

                           Years ended September 30, 1993, 1992 and 1991


                                                                                     1993
                                                       Short-             Common          Growth/     Intermediate
                                                        Term               Stock           Value          Bond
                                                        Fund                Fund            Fund          Fund             Total
 Investment income:
 Interest income (note 4)                             $ 37,463               324              534            226          38,547
 Dividend income                                          --                  --           10,244          8,946          19,190
   Total investment income                              37,463                324          10,778          9,172          57,737

Realized gain (loss) on investments                         --             34,685           1,609            900          37,194
Unrealized appreciation (depreciation)                      --          2,096,787          27,152          3,027       2,126,966
Transfer from related trust (note 5)                    21,343                 --          31,914          9,558          62,815
Contributions:
 Employer                                              102,624             97,418         133,159         53,123         386,324
 Employees                                             137,265             95,984         119,223         50,462         402,934
 Employee transfers                                   (346,957)           (39,723)        269,263        117,417              --
Withdrawals and terminations                          (105,053)          (193,701)        (27,723)        (8,498)       (334,975)
Trustee fees                                           (14,525)                 --              --            --         (14,525)
    Net increase (decrease) for the year              (167,840)          2,091,774        565,375         235,161      2,724,470

Net assets available for benefits:
 Beginning of year                                   1,328,510           1,571,611        102,099          45,717      3,047,937
 End of year                                       $ 1,160,670           3,663,385        667,474         280,878      5,772,407


See accompanying notes to financial statements.



                                     1992                                                    1991
       Short-       Common        Growth/       Intermediate                 Short-      Common
        Term         Stock         Value           Bond                      Term         Stock
        Fund          Fund          Fund           Fund        Total         Fund          Fund         Total

        49,060           785            68            30      49,943       53,849           660         54,509
            --            --           294           273         567           --            --            --
        49,060           785           362           303      50,510       53,849           660         54,509
            --      (169,238)           --            --    (169,238)          --        (1,088)        (1,088)
            --     1,139,597           215           162   1,139,974           --      (160,777)      (160,777)
            --            --            --            --          --           --            --             --
       157,586        52,797        63,724        28,365     302,472      226,588        80,659        307,247
       198,595        60,051        37,871        16,960     313,477      226,588        80,659        307,247
           (15)           15            --            --          --        2,907        (2,907)            --
      (136,580)     (149,295)          (73)          (73)   (286,021)    (131,225)      (82,084)      (213,309)
       (14,288)       (8,579)           --            --     (22,867)      (5,209)       (2,825)        (8,034)
       254,358       926,133       102,099        45,717   1,328,307      373,498       (87,703)       285,795
     1,074,152       645,478            --            --   1,719,630      700,654       733,181      1,433,835
     1,328,510     1,571,611       102,099        45,717   3,047,937    1,074,152       645,478      1,719,630


                   BANCFLORIDA FINANCIAL CORPORATION
                         EMPLOYEE THRIFT PLAN

                     Notes to Financial Statements

                      September 30, 1993 and 1992



(1) Accounting Principles

The accounts of the BancFlorida Financial Corporation Employee Thrift Plan
(Plan) are maintained on an accrual basis. Assets of the Plan are valued at current market value.

  (a) Investment in Securities

      All investments in securities are comprised of BancFlorida Financial Corporation (BFL or BancFlorida) common stock which is traded on a national securities exchange. The shares are valued at average cost in determining the cost of securities sold and reported at market value at September 30, 1993 and 1992.

  (b) Expenses

      All expenses are paid by the Plan.


(2) Description of Plan

    The following is a general description of the Plan and provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    (a) General

        The Plan which was effective July 1, 1983, is a defined contribution plan covering substantially all full-time employees of BFL and its subsidiaries which have adopted the plan who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    (b) Contributions

        An employee becomes a participant by electing to contribute a minimum of 2% to a maximum of 5% of gross pay on a pre-tax basis to the Plan. Each year, BFL has the option to contribute an amount not in excess of the amount of contributions by each of its participating employees, but in no event greater than 5% of each such individual employee's compensation for the Plan year.

    (c) Participant Accounts

        Effective October 1, 1985, the Plan was amended to allow participants to invest in one or both of the following funds:

           (bullet) Short-Term Fund - interest-bearing, short-term investments (bullet) Common Stock Fund - common stock of BancFlorida Financial
                    Corporation

                                                                   (Continued)

                   BANCFLORIDA FINANCIAL CORPORATION
                          EMPLOYEE THRIFT PLAN

                     Notes to Financial Statements



Effective October 1, 1990, the Plan was amended to allow the employer matching contribution to be invested in the same proportion as the employees allocate their contribution.

Effective April 1, 1992, the Plan was amended to allow participants to invest in one or both of the following additional funds:

  (bullet) Growth/Value Fund
  (bullet) Intermediate Bond Fund

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant contributions or account balances, as defined. At September 30, 1993, there were 440 participants in the Plan.

Employee contributions invested in the Short-Term Fund and Common
Stock Fund earned an average rate of return or (declined) approximately 3% and 145%, respectively, for the year ended September 30, 1993; approximately 5% and 173%, respectively, for the year ended September 30, 1992; and approximately 7% and (22)%, respectively, for the year ended September 30, 1991.

Employee contributions invested in the Growth/Value Fund and the Intermediate Bond Fund earned a rate of return of approximately 15% and 11%, respectively, for the year ended September 30, 1993; and approximately 2% and 3%, respectively, for the year ended September 30, 1992.

    (d) Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is 100% vested after five years of credited service. Aggregate forfeitures amount to 1,402 and 1,214 shares of BancFlorida Financial Corporation common stock for the years ended September 30, 1993 and 1992, respectively.

    (e) Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum distribution equal to the vested value of their account or if the participant's vested interest is more than $3,700, the participant may elect to receive the lump-sum distribution at the end of the Plan year following their sixty-fifth birthday. In the event a participant dies prior to commencement of their distribution, their vested interest will be distributed to their beneficiary.

A participant may withdraw an amount not in excess of their account balance derived from their contributions at any time on one month's notice solely for the purpose of (i) making a down payment on a principal residence, (ii) paying college expenses for their family member, or (iii) paying unreimbursed medical or dental expenses. The Administrator determines whether to allow such financial hardship withdrawals on a uniform and nondiscriminatory basis.

                                                           (Continued)

           BANCFLORIDA FINANCIAL CORPORATION
                  EMPLOYEE THRIFT PLAN

             Notes to Financial Statements



    (f) Trustee

Thrift Plan assets are held in a trust and are invested by the trustee, National Bank of Detroit, Trust Division.

    (g) Termination Provision

BancFlorida expects to continue this Plan indefinitely, but is not contractually obligated to do so. Although it has not expressed any intent to do so, BancFlorida has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts, and any unallocated funds will be allocated among all participants on the same basis as BancFlorida contributions.

    (h) Reclassifications

Certain amounts in the 1992 and 1991 financial statements have been reclassified so as to conform to the 1993 presentation.


    (3) Income Tax Status

BancFlorida Financial Corporation Employee Thrift Plan has received a determination letter from the Internal Revenue Service substantiating that the Plan qualifies under Section 401(a) of the Internal Revenue Code and the trust is exempt under Section 501(a); as such, the Plan is exempt from federal income tax, and amounts contributed by BancFlorida, F.S.B., a wholly-owned subsidiary of BFL, are not taxed to the employee until a distribution from the Plan is received.


    (4) Short-Term Investments

The fair value of the short-term investments which are held in trust and which are administered by the trustee are as follows:

                                                      Fair Value
           Investment account                      1993        1992
     Cash                                   $       484        --
     NBD Short-Term Investment Fund for
     Employee Benefit Plans                   1,074,731   1,188,204
     Woodward Growth/Value Fund                 527,865      32,059
     Woodward Intermediate Bond Fund            225,198      14,474
                                            $ 1,828,278   1,234,737

                                                           (Continued)

           BANC FLORIDA FINANCIAL CORPORATION
                  EMPLOYEE THRIFT PLAN

             Notes to Financial Statements




    (5) Transfer from Related Trust

During 1993, participants of the Plan who also participate in another benefit trust of BFL were allowed to transfer plan assets from the related trust to the Plan. The plan assets of the related trust were transferred to the Plan at their fair value at the date of transfer.


    (6) Reconciliation to IRS Form 5500

The following represents a reconciliation of net assets as reported on IRS Form 5500 to that presented in the accompanying financial statements:

                                                   1993           1992
     Net assets per IRS Form 5500           $ 5,772,407      2,889,400
     Benefits payable                            --            158,537
       Net assets per accompanying
         financial statements               $ 5,772,407      3,047,937

As mentioned in note 2(h), during 1993, the Plan has classified benefits payable to individuals separated from service as a component of net assets available for plan benefits. Consequently, corresponding amounts in the previously issued 1992 and 1991 financial statements have been reclassified so to conform with current year presentations.


    (7) Subsequent Event

On January 17, 1994, BFL entered into an agreement and plan of merger with First Union Corporation. The agreement and plan of merger provides for the merger of BFL into the First Union National Bank of Florida. The effect on the Plan of this agreement and plan of merger is unknown at this time.
With regulatory approval of the agreement and plan of merger, the plan assets of the Plan will be transferred to the plan assets of the First Union Savings Plan. The plan assets of the plan will be transferred at their fair value at the date of transfer.

                           SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                BANCFLORIDA FINANCIAL CORPORATION
                                           THRIFT PLAN






Date March 29, 1994                 /s/   J. Michael Holmes
                                        J. Michael Holmes
                                     Secretary and Treasurer

                                                                    Schedule 1
                                                                      ______
           BANCFLORIDA FINANCIAL CORPORATION
                  EMPLOYEE THRIFT PLAN

                 Reportable Transactions

     Years ended September 30, 1993, 1992 and 1991


                                           1993
                                          Purchase      Selling              Gain
       Description of Asset                 price         price     Cost     (loss)
Sale of 692,622 shares of NBD
   Short-Term Investment Fund                 --     $   692,622    692,622    --

Purchase of 576,072 shares of NBD
   Short-Term Investment Fund           $   576,072         --        --       --

Purchase of 1,055,488 shares of NBD
   Employee Benefit Money Market Fund   $ 1,055,488         --         --       --

Sale of 1,052,407 shares of NBD
   Employee Benefit Money Market Fund         --     $ 1,052,407  1,052,407    --

Purchase of 19,925 shares of Woodward
   Intermediate Bond Fund               $   208,958         --         --       --

Purchase of 12,448 shares of BancFlorida
   Financial Corporation common stock   $   168,221         --         --       --

Purchase of 44,360 shares of Woodward
   Growth/Value fund                    $   474,546         --         --       --


                         1992
There were no reportable transactions for the year ended September 30, 1992.

                                             1991
                                           Purchase      Selling              Gain
       Description of Asset                 price         price     Cost     (loss)
Sale of 94,192 shares of NBD Short-Term
   Investment Fund                            --        $ 94,192    94,192      --

Purchase of 265,713 shares of BancFlorida
   Financial Corporation common stock      $ 338,351        --        --        --

                                                                    Schedule 2
           BANCFLORIDA FINANCIAL CORPORATION
                 EMPLOYEE THRIFT PLAN

             Assets Held for Investment

        Years ended September 30, 1993 and 1992

                                        1993
                                                               Market      Net realized
                                                    Cost        value      appreciation
Cash                                           $      484           484         --
NBD Short-Term Investment Fund for Employee
    Benefit Plans, 1,074,731 shares              1,074,731    1,074,731         --

BancFlorida Financial Corporation common stock,
    163,446 shares                               1,590,285    3,554,951    1,964,666

Woodward Growth/Value Fund, 46,963 shares          500,713      527,865       27,152

Woodward Intermediate Bond Fund, 21,181 shares      222,171     225,198        3,027
     Total                                      $ 3,388,384   5,383,229    1,994,845



                                          1992
                                                                             Net realized
                                                                 Market      appreciation
                                                     Cost        value     (depreciation)
NBD Short-Term Investment Fund for Employee
    Benefit Plans, 1,188,200 shares             $ 1,188,204    1,188,204       --

BancFlorida Financial Corporation common stock,
    174,758 shares                                1,652,540    1,507,288    (145,252)

Woodward Growth/Value Fund, 3,146 shares             31,844       32,059         215

Woodward Intermediate Bond Fund, 1,361 shares        14,312       14,474         162
     Total                                      $ 2,886,900    2,742,025    (144,875)

***************************************************************************
                             APPENDIX

On the Cover Page the KPMG Peat Marwick logo appears where noted.

On the Independent Auditors' Report page the KPMG Peat Marwick logo and the KPMG Peat Marwick signature appears where indicated.